SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Corporate Taxpayers’ID (CNPJ/MF) # 02.808.708/0001-07
Companies Registrar (NIRE) # 35.300.157.770

Publicly Held Company

EXTRAORDINARY SHAREHOLDERS’ MEETING
CALL NOTICE

The shareholders of Companhia de Bebidas das Américas – AmBev are hereby summoned to the Extraordinary Shareholders’ Meeting to be held on May 18, 2004, at 10:00 a.m., at the Company’s headquarters located at Dr. Renato Paes de Barros Street, 1.017, 4° floor (part of), rooms 41 e 42, Itaim Bibi, São Paulo, state of São Paulo, to deliberate on the following AGENDA:

(i)

To examine, discuss and approve the Incorporation Protocol and Justification for the incorporation by AmBev of Labatt Brewing Canada Holding Ltd., a company organized under the laws of Bahamas, with headquarters located at Fort Nassau Centre, Marlborough Street, P.O. Box N-4875, Nassau, Bahamas (“Labatt Holding”), set by the Company’s management on March 19, 2004, as proposed by the Board of Directors;

(ii)	To ratify the appointment of a specialized company to be responsible for the elaboration of the appraisal report of Labatt Holding’s shareholders’equity, to be incorporated, at book value, by AmBev;

(iii)

To ratify the appointment of a specialized company to be responsible for the elaboration of the valuation report of AmBev and Labatt Holding, pursuant to article 264 of Law # 6,404/76, to verify the swap ratio when exchanging Labatt Holding’s shares for AmBev’s shares; and

(iv)

To amend paragraph 3 of article 40 of AmBev’s Bylaws, which defines the appropriation of 2003 net income, in order to increase the minimum mandatory dividend to be paid to shareholders at each fiscal year from 27.5% (twenty-seven point five percent) to 35% (thirty-five percent) of adjusted net profit.

General Information:

- The following documents: (i) Incorporation Protocol and Justification; and (ii) valuation reports of Ambev and Labatt Holding, are available for shareholders’ consultation at the Company’s headquarters and through the Internet, at the Company’s website (www.ambev-ir.com), investors section.

- The power of attorneys for representing shareholders in above mentioned Extraordinary Shareholders’ Meeting shall be delivered at the Company’s headquarters, Legal Department, up to 3 (three) business days prior to the date scheduled for the meeting.

- The shareholders that participate into the Registered Shares Fungible Custody of the São Paulo Stock Exchange – BOVESPA willing to attend this meeting shall present an statement including their respective share interests, issued by the proper body, 48 (forty-eight) hours prior to the occurrence of such meeting.

São Paulo, April 14, 2004

Marcel Herrmann Telles	Victório Carlos De Marchi
Co-Chairmen of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.